CORRESPONDENCE

Attn. Mr. Raj Rajan; Corporation Finance Dept. Securities and Exchange Commission; ref: File No. 002-71136

Dear Mr. Rajan,

I have received your November 19 fax and letter.

It is my intention to fully comply with all rules and regulations and apologize for this oversight.

Given that this is Thanksgiving week and am likely to require legal assistance, I have little time to discuss this matter with an attorney and provide you with the information you require and to re-file a corrected report.  Therefore, I respectfully request an extension of an additional 10 business days beyond your requested 10 days, until December 18, 2009.  I will attempt to send my response in before December 18.

Best regards,

Michel E. Maes
Managing General Partner
Detonics Small Arms Limited